Exhibit 4.7

RESTRICTED STOCK UNIT AGREEMENT

This Restricted Stock Unit Agreement (the “Agreement”), dated as of             , 20    , between Unitil Corporation (the “Company”) and                     , a director of the Company (the “Director”).

WITNESSETH THAT:

WHEREAS, the Company maintains the Unitil Corporation Second Amended and Restated 2003 Stock Plan (the “Plan”); and

WHEREAS, the Nominating and Governance Committee (the “Committee”) of the Board of Directors of the Company has approved the grant of an Award of Restricted Stock Units to the Director upon the terms and subject to the conditions of the Plan and this Agreement;

NOW, THEREFORE, IT IS AGREED, by and between the Company and the Director as follows:

1. Definitions. Capitalized terms used herein but not defined shall have the meanings set forth in the Plan.

2. Grant of Award. The Company hereby grants to the Director an Award of              Restricted Stock Units. The Restricted Stock Units are notional units of measurement denominated in Shares (i.e., one Restricted Stock Unit is equivalent in value to one Share), which represent an unfunded, unsecured obligation of the Company. The Award granted hereby shall be subject to the terms and conditions set forth in this Agreement and the Plan, a copy of which the Grantee acknowledges having received.

3. Vesting. The Restricted Stock Units will be 100% vested at grant.

4. Payment. The Restricted Stock Units will be settled by payment to the Director as soon as practicable (but in all events within 30 days) following the Director’s “separation from service” (as that term is used in Code Section 1.409A)); provided, that in the event that the Director is a “specified employee” for purposes of Code Section 409A on the date of separation from service, payment with respect to the Restricted Stock Units will be made on the first business date following the date that is six months after the date of such separation from service (or, if earlier than the end of such six-month period, the date of death of the Director). The Restricted Stock Units shall be paid 70% in Shares (with one Share paid with respect to each Restricted Stock Unit) and 30% in cash (with such cash payment with respect to each Restricted Share Unit to be equal to the Fair Market Value of a Share on the date immediately prior to the payment date).

5. Restrictions. The Director may not sell, assign, transfer, pledge or otherwise dispose of or encumber any of the Restricted Stock Units, or any interest therein. Any purported sale, assignment, transfer, pledge or other disposition or encumbrance in violation of this Agreement will be void and of no effect.

6. Voting and Dividend Equivalents. Unless and until Shares are issued in accordance with Section 4 hereof, the Director shall have no rights of a shareholder of the Company with respect to the Restricted Stock Units or the Shares underlying the Restricted Stock Units, including the right to vote the Restricted Stock Units or the underlying Shares, or to receive dividends. Notwithstanding the foregoing, the Director will be entitled to receive Dividend Equivalents (which shall be converted to additional Restricted Stock Units, as described below) if any regular cash dividends are paid on the Shares and the record date for such dividends occurs when the Restricted Stock Units are outstanding. The amount of Dividend Equivalents earned with respect to each Restricted Stock Unit shall be equal to the dividends (if any) that would have been paid had each Restricted Stock Unit been an outstanding Share on the dividend record date. Dividend Equivalents shall only be earned with respect to regular cash dividends with record dates occurring while the Restricted Stock Units are outstanding. Dividend Equivalents shall be converted to additional Restricted Stock Units (with such additional Restricted Stock Units subject to all of the terms and conditions of this Agreement and the Plan), with the number of additional Restricted Stock Units determined by dividing (a) the aggregate Dividend Equivalents earned with respect to this Award on the dividend payment date by (b) the Fair Market Value of a Share on the dividend payment date.

7. No Right to Directorship. Nothing in this Agreement shall confer upon the Director any right to continue to be a Director of the Company or shall interfere with or restrict in any way the rights of the Company to terminate the Director’s service.

8. Amendments. This Agreement may be amended or supplemented at any time by the mutual written consent of the parties hereto.

9. Governing Law. The laws of the State of New Hampshire shall govern the interpretation, validity and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflict of laws.

10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the permitted successors, assigns and heirs of the respective parties.

11. Notices. All notices and other communications relating to this Agreement shall be written and shall be delivered personally or sent by registered or certified first-class mail, postage prepaid and return receipt required, addressed as follows: if to the Company, to the Company’s executive offices at 6 Liberty Lane West, Hampton, NH 03842-1720, attention: Corporate Secretary, and if to the Director or his successor, to the address last furnished by the Director to the Company. Each notice and communication shall be deemed to have been given when received by the Company or the Director.

12. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

13. Titles and Interpretation. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Agreement. The masculine pronoun shall include the feminine and neuter and the singular shall include the plural, when the context so indicates.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

UNITIL CORPORATION

By:
Name:
Title:

DIRECTOR

By:
Name: